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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

08031856

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sincere & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Lincoln Street Suite 600
(No. and Street)

Evanston	IL	60201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 30 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company, LLP
(Name – *if individual, state last, first, middle name*)

14 West Plain Street	Wayland	MA	01778
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
RECEIVED
FEB 28 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Debra L. Sincere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sincere & Co., LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

"OFFICIAL SEAL"
GABRIELA ITURBE-PEREZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES DECEMBER 11, 2011

Notary Public

Signature

Executive Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- ** [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- ** [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** [x] (g) Computation of Net Capital.
- ** [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*[redacted]

SINCERE & CO., LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2007

PARESKY
FLITT
& COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report

To the Member of
Sincere & Co., LLC
Evanston, Illinois

We have audited the accompanying statement of financial condition of Sincere & Co., LLC as of December 31, 2007, and the related statements of income, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sincere & Co., LLC as of December 31, 2007, and the results of its operations and cash flows and changes in member's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information required pursuant to Rule 15c3-1 on Pages 11 and 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

January 24, 2008

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

PARESKY
FLITT
& COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditors' Report on the Internal Control Structure

As Required by SEC Rule 17a-5

To the Member of
Sincere & Co., LLC
Evanston, Illinois

In planning and performing an audit of the financial statements of Sincere & Co., LLC for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We did not consider procedures for safeguarding securities since the Company has not received directly or indirectly, or has held funds or securities for, or has owed funds or securities to customers, and has not carried accounts of, or for, customers.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures to the extent applicable (including tests of controls with such practices and procedures) followed by Sincere & Co., LLC, that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and the reserve required by Rule 15c-3(e)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not, necessarily, disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Paresky Flitt & Company, LLP

Paresky Flitt & Company, LLP
Wayland, Massachusetts

January 24, 2008

SINCERE & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Assets		
Current Assets		
Cash	$	248,860
Accounts receivable		510,463
Prepaid expenses		142,837
Total Current Assets		902,160
Property and Equipment		
Office furniture and equipment		147,589
Accumulated depreciation		101,689
Net Property and Equipment		45,900
Total Assets	$	948,060
Liabilities and Member's Equity		
Current Liabilities		
Accounts payable	$	7,228
Accrued expenses		7,018
Total Current Liabilities		14,246
Member's Equity		933,814
Total Liabilities and Member's Equity	$	948,060

See independent auditors' report and notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sincere & Co., LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Sincere & Co., LLC was organized as a limited liability company under the laws of the State of Delaware on October 24, 1997. The Company provides marketing, sales support, consulting and other services to the distributors, underwriters or investment advisers of registered and unregistered management investment companies located primarily throughout the United States.

The Company is a registered broker-dealer, but it has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

Cash and Cash Equivalents

The Company places its cash with high credit quality financial institutions. At times, such investments may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2007, the Company had $180,018 in excess of FDIC limits.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2007, management has deemed that all accounts are collectible; therefore, it has not established an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs, collections and current credit conditions. At December 31, 2007, there were no amounts included in receivables which were outstanding over 90 days.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounts Receivable (Cont.)

The Company does not have any trade receivables classified as "held for sale" and generally does not charge interest on past due accounts. If a customer does not remit at least a partial payment in six months time and does not respond to collection efforts, the Company will turn them over for collection.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; while those for betterments and major renewals are charged to the property accounts.

Income Taxes

The Company is a single member LLC which is not a taxpaying entity for federal income tax purposes. Income of the Company is taxed to the member in his respective individual tax return.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs totaled $12,736 for the year ended December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - MAJOR CUSTOMERS

During the year ended December 31, 2007, the Company received all of its investment and operational fee revenue from four customers.

NOTE 3 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes are as follows:

Interest	$ 113
Income taxes	$ -

NOTE 4 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan. Employer contributions were made during the year ended December 31, 2007 in the amount of $19,067.

END